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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/17**___ AND ENDING___**12/31/17**___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Regional Brokers, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2370 State Route 70 West
(No. and Street)

Cherry Hill   **NJ**   **08002**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Boccella   215-979-8960

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

2 W. Baltimore Ave Suite 210   **Media**   **PA**   **19063**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Anthony Boccella _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc. _____, as of December 31, 2017 _____, 20 2017 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title   C/O

DONNA M. LATTIERE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/8/2020

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063
610.565.3930
fax 610.566.1040
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Regional Brokers, Inc.
Philadelphia, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of Regional Brokers, Inc.'s management. Our responsibility is to express an opinion on Regional Brokers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regional Brokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Regional Brokers, Inc.'s auditor since 1992.

Media, Pennsylvania
February 27, 2018

REGIONAL BROKERS, INC.

Contents

Page

Financial Statements

Supplementary Information

REGIONAL BROKERS, INC.
Statements of Financial Position
December 31, 2017 and 2016

	2017	2016
Assets		
Cash	$ 462,164	$ 480,115
Marketable Securities - Trading	19,208	16,780
Commissions Receivable - Clearing Broker	99,862	138,482
Prepaid Expenses	28,103	27,818
Furniture and Equipment - Net of Accumulated Depreciation		
2017 $107,816; 2016 $143,269	11,525	15,471
Investment in Nonmarketable Security	120,000	120,000
Total Assets	$ 740,862	$ 798,666
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 66,832	$ 60,739
Stockholders' Equity		
Common Stock - No Par Value; Stated Value $500 per Share,		
10,000 Shares Authorized, 1,015 Shares Issued and 535		
Shares Outstanding	507,500	507,500
Additional Paid-In Capital	30,574	30,574
Retained Earnings	601,482	665,379
Less Treasury Stock - at Cost; 480 Shares	(465,526)	(465,526)
Total Stockholders' Equity	674,030	737,927
Total Liabilities and Stockholders' Equity	$ 740,862	$ 798,666

1

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Commission Income	$ 2,391,183	$ 2,551,919
Operating Expenses		
Clearing Fees	160,042	163,442
Depreciation	8,193	11,568
Employee Benefits	195,529	205,989
Payroll Taxes	76,691	73,593
Regulatory Fees	67,783	67,094
Salaries	1,200,882	1,249,717
Telephone	15,687	15,669
Trading Software Expense	72,000	75,500
Total Operating Expenses	1,796,807	1,862,572
General and Administrative Expenses	624,046	630,783
Income (Loss) from Operations	(29,670)	58,564
Other Income		
Dividend Income	350	285
Interest Income	446	375
Unrealized Gain on Marketable Securities	2,427	2,237
Total Other Income	3,223	2,897
Net Income (Loss)	$ (26,447)	$ 61,461

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2016	$ 507,500	$ 30,574	$ 603,918	$ (461,140)	$ 680,852
Purchase of Company Common Stock	0	0	0	(4,386)	(4,386)
Net Income	0	0	61,461	0	61,461
Balance - December 31, 2016	507,500	30,574	665,379	(465,526)	737,927
Net Loss	0	0	(26,447)	0	(26,447)
Distributions	0	0	(37,450)	0	(37,450)
Balance - December 31, 2017	$ 507,500	$ 30,574	$ 601,482	$ (465,526)	$ 674,030

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Income (Loss)	$ (26,447)	$ 61,461
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by Operating Activities		
Depreciation	8,193	11,568
Unrealized Gain on Marketable Securities	(2,428)	(2,237)
(Increase) Decrease in:		
Commissions Receivable - Clearing Broker	38,620	(47,899)
Prepaid Expenses	(285)	1,246
(Increase) Decrease in:		
Accounts Payable and Accrued Expenses	6,093	915
Net Cash Provided by Operating Activities	23,746	25,054
Cash Flows from Investing Activities		
Purchase of Furniture and Equipment	(4,247)	(4,912)
Cash Flows from Financing Activities		
Distributions to Stockholders	(37,450)	0
Purchase of Company Common Stock	0	(4,386)
Net Cash Used in Financing Activities	(37,450)	(4,386)
Net Increase (Decrease) in Cash	(17,951)	15,756
Cash		
Beginning	480,115	464,359
Ending	$ 462,164	$ 480,115

4

1.   Business Activity and Summary of Significant Accounting Policies

Business Activity
Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consisted of funds held in checking and money market accounts.

Commissions Receivable
The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities
The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial position in assets, with the change in fair value during the period included in earnings.

1.   **Business Activity and Summary of Significant Accounting Policies (Continued)**

Furniture and Equipment
Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Office Equipment	5
Furniture and Fixtures	5-7
Computer Equipment	3-5

Investment in Nonmarketable Security
Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2017 and 2016, were $2,550 and $3,100, respectively.

Income Taxes
The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2014 - 2016 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

REGIONAL BROKERS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

2. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.

Level 2   Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2017 and 2016:

	Level 1	
	2017	2016
Assets		
Marketable Securities	$19,208	$16,780

3.   **Furniture and Equipment**

	2017	2016
Office Equipment	$ 0	$ 3,839
Furniture and Fixtures	43,148	43,304
Computer Equipment	76,193	111,597
Total	119,341	158,740
Less Accumulated Depreciation	(107,816)	(143,269)
Total Furniture and Equipment	$ 11,525	$ 15,471

4.   **Investment in Nonmarketable Security**

The Company has invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC, which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5.   **Line of Credit**

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (5.00% and 4.25% at December 31, 2017 and 2016, respectively).

There were no borrowings under the line of credit agreement at December 31, 2017 and 2016.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement.

6. **Operating Lease Commitments**

Commencing November 1, 2017, the Company began leasing a new office facility with an expiration date of April 30, 2023. The lease allows the Company two renewal options of five years each. Under the lease terms, the Company is responsible for utilities, maintenance, repairs, real estate taxes and cleaning expenses. The Company also pays a portion of the common area maintenance costs. For the years ended December 31, 2017 and 2016, rent expense for all facilities was $43,124 and $49,273, respectively.

At December 31, 2017, the future minimum lease payments are as follows:

Years Ending December 31,	Amount
2018	$ 24,042
2019	26,962
2020	22,986
2021	21,247
2022	29,075
2023	14,910
	$ 139,222

7. **Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017 and 2016, the Company's "aggregate indebtedness" was $66,832 and $60,739, respectively, and "net capital" was $511,521 and $572,121, respectively, and its ratio of aggregate indebtedness to net capital was .13 to 1 and .11 to 1, respectively. Net capital exceeded minimum capital requirements by $411,521 and $472,121 at December 31, 2017 and 2016, respectively.

8. **Profit Sharing Plan**

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2017 and 2016, were $38,624 and $39,533, respectively.

9. **Concentration of Credit Risk**

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017, cash balances in excess of FDIC insurance were approximately $8,000 and $27,000, respectively. The Company has not experienced any losses in such accounts.

10. **Recent Accounting Pronouncements Issued, Not Yet Effective**

Revenue Recognition
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers*, which creates a new Topic ASC 606, *Revenue from Contracts with Customers*. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for those goods or services. The updated standard will replace most existing revenue recognition guidance in US GAAP when it becomes effective. Additionally, the guidance requires improved disclosures to help users of financial statements to better understand the nature, amount, timing and uncertainty of revenue that is recognized. For non-public entities, the update is effective for annual reporting periods beginning after December 15, 2018. The Company plans to adopt and apply the guidance for its year ending December 31, 2019. Management has not yet determined the effect this Statement will have on the Company's financial statements.

Leases
In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, *Leases*, which creates a new Topic ASC 842, *Leases*. Under the new guidance, a lessee will be required to recognize on the balance sheet a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. The updated standard will replace current lease guidance in US GAAP when it becomes effective. Also, the guidance requires new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity's leases. For non-public entities, the update is effective for annual reporting periods beginning after December 15, 2019. The Company plans to adopt and apply the guidance for its year ending December 31, 2020. Management has not yet determined the effect this Statement will have on the Company's financial statements.

11. **Subsequent Events**

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date the financial statements were available to be issued.

	2017	2016
Advertising	$ 2,550	$ 3,100
Business Use and Occupancy Tax	8,001	5,970
Capital Stock Tax	780	1,212
Dues and Subscriptions	147,560	141,708
Insurance	6,331	6,546
Insurance - Officer's Life	1,205	2,197
Internet Expense	6,555	5,110
Legal and Accounting Fees	37,215	36,593
Office Expense	9,215	17,784
Office Supplies	6,963	5,490
Payroll Taxes	12,262	11,307
Profit Sharing	38,624	39,533
Rent	46,898	49,273
Repairs and Maintenance	37,195	26,918
Salaries	192,016	192,016
Travel and Entertainment	70,676	86,026
Total General and Administrative Expenses	$ 624,046	$ 630,783

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2017 and 2016

	2017	2016
Net Capital		
Total Stockholders' Equity	$ 674,030	$ 737,927
Deductions and/or Charges:		
Nonallowable Assets		
Prepaid Expenses	(28,103)	(27,818)
Furniture and Equipment	(11,525)	(15,471)
Investment in Nonmarketable Security	(120,000)	(120,000)
Net Capital Before Haircuts on Securities Positions	514,402	574,638
Haircut on Securities	2,881	2,517
Net Capital	$ 511,521	$ 572,121
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 66,832	$ 60,739
Total Aggregate Indebtedness	$ 66,832	$ 60,739

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2017 and 2016

	2017	2016
(Continued)		

Computation of Basic Net Capital Requirement

	2017	2016
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 411,521	$ 472,121
Excess Net Capital at 1000%	$ 391,521	$ 452,121
Ratio - Aggregate Indebtedness to Net Capital	.13 to 1	.11 to 1
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$ 511,512	$ 572,114
Net Audit Adjustments	9	7
Net Capital	$ 511,521	$ 572,121

There were no material differences between the audited Computation of Net Capital
included in this report and the corresponding schedule included in the Company's
unaudited December 31, 2017, Part IIA Focus filed in January 2018

14



Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063

610.565.3930
fax 610.566.1040

www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Media, Pennsylvania
February 27, 2018



REGIONAL BROKERS INC.

Municipal Bond Brokers

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc.:

- Regional Brokers, Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2017

- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2017 without exception.

_____
Name and Title

2/27/2018
_____
Date

2370 State Rt 70
Suite 105
Cherry Hill , NJ 08002

215-567-5400
215-979-8961
regionalbrokers.com



Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063
610.565.3930
fax 610.566.1040
www.wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Regional Brokers, Inc. for the year ended December 31, 2017, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Regional Brokers' general ledger supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Media, Pennsylvania
February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1405*****************MIXED AADC 220
44907   FINRA   DEC
REGIONAL BROKERS INC
2370 STATE RT 70 STE 105
CHERRY HILL, NJ 08002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _3352-_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_1728-_)
       ~~090~~ 7/6/2017
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _1624-_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _1624-_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _23_ day of _January_, 20 _18_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 2,394,407 —

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 2,394,407 —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 160,042

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 160,042

2d. SIPC Net Operating Revenues $ 2,234,365

2e. General Assessment @ .0015 $ 3352 —

(to page 1, line 2.A.)

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